HEADS OF AGREEMENT
BETWEEN
IVANHOE MINES LTD.
AND
RIO TINTO INTERNATIONAL HOLDINGS LIMITED
DATED SEPTEMBER 11, 2007
Section 1: Facility, Parties & Availability

Borrower:	Ivanhoe Mines Ltd.

Lender:	A member of the Rio Tinto Group (the “Lender”) to be designated by Rio Tinto International Holdings Limited (“Rio Tinto)

Facility:	Non-Revolving Convertible Credit Facility

Facility Amount:	US$350 million available for drawdown

Use of Proceeds:	The Borrower shall apply all amounts borrowed by it under the Facility exclusively on expenditures in accordance with the Operations Budget and Plan or the Suspension Plan, as applicable. No part of the amount borrowed by it under the Facility may be spent on or in relation to any project other than the OT Project, except that up to US$17.5 million of such amount may be spent on or in relation to other projects located in Mongolia. Any departure in the application of amounts borrowed under the Facility from the Operations Budget and Plan or the Suspension Plan, as applicable, must be agreed by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if Rio Tinto has appointed the Technical Committee Chair, any departure in the application of amounts borrowed under the Facility from the Operations Budget and Plan or the Suspension Plan may be agreed by a majority vote of the Technical Committee. For greater certainty, these Use of Proceeds obligations shall survive any repayment, conversion or cancellation of the Facility, except that upon a Mandatory Repayment pursuant to paragraph (ii) thereof, these Use of Proceeds obligations shall not apply in respect of the amount of such Mandatory Repayment.

Availability Period:	Subject to satisfaction of the Conditions to Funding, the Facility will be available for drawdown from the Funding Date until the Maturity Date.

Maturity Date:	The outstanding principal amount of and accrued interest, if any, on the Facility (the “Loan Amount”) is repayable in full and the Facility will be cancelled on September 12, 2010.

Drawdowns:	Drawdowns under the Facility may be made on five Business Days’ notice by the Finance Committee on behalf of the Borrower to the Lender. The initial drawdown must be for a minimum of US$150 million. Subsequent drawdowns must be for a minimum of the lesser of US$25 million and the undrawn amount of the Facility. The aggregate amount of drawdowns under the Facility may not exceed US$350 million. The Facility is not a revolving facility and no amounts repaid or converted thereunder may be redrawn. The Lender will not be obligated to advance a drawdown if a Default (as hereinafter defined) has occurred and is continuing on the date of the drawdown.

Demand Repayment:	The Loan Amount is callable by the Lender by notice delivered to the Borrower (the “Demand Notice”) (i) contemporaneously or within 30 days after the completion of Second Tranche Private Placement, (ii) contemporaneously or within 30 days after the exercise of any Series A Warrants, Series B Warrants and/or Series C Warrants having an aggregate exercise price equal to or greater than the Loan Amount on the date of exercise or (iii) following an Ivanhoe Change of Control.

If the Lender calls the Loan Amount, the Borrower shall repay the Loan Amount within five Business Days of receipt of the Demand Notice and the Facility will be cancelled.

On or before the Funding Date, the Borrower, Rio Tinto and the Lender will enter into an agreement pursuant to which the Borrower will agree that the repayment of the Loan Amount pursuant to a Demand Notice delivered in accordance with clauses (i) or (ii) above may be satisfied by Rio Tinto transferring to the Lender such amount of the subscription price of the Second Tranche Private Placement or the exercise price of any Series A Warrants, Series B Warrants and Series C Warrants as is necessary to repay the Loan Amount.

Prepayments:	No prepayments of the Loan Amount are permitted.

Mandatory Repayment:	Following and within 30 days after the completion of (i) an equity financing by the Borrower or any of its subsidiaries (including for greater certainty a financing of debt convertible into equity but excluding (x) a financing that is made solely to one or more members of the Rio Tinto Group or (y) a financing that is made by a subsidiary of the Borrower where the use of proceeds of such financing is solely to fund the operations of one or more mineral exploration or mine development projects owned directly or indirectly by that subsidiary (other than the OT Project) or (ii) the sale by the Borrower or any of its subsidiaries of any assets (including shares of any subsidiary of the Borrower) with an aggregate value in excess of US$50 million, the Lender may at its option deliver a notice (a “Mandatory Repayment Notice”) to the Borrower requiring the funds therefrom to be used to, and the Borrower shall within five Business Days of receipt of the Mandatory Repayment Notice, repay the Loan Amount or such portion of the Loan Amount as is equal to such proceeds. For greater certainty, a repayment pursuant a Mandatory Repayment Notice will not cancel the Facility.

Finance Committee:	The Borrower and Rio Tinto shall establish a Finance Committee which will be responsible for drawdowns on the Facility and determining the Suspension Date. The Finance Committee will also be responsible for reviewing, and reporting to the Borrower and Rio Tinto on, actual expenditures versus the Operations Plan and Budget and the Suspension Plan at least once every eight weeks and immediately prior to each drawdown. The Finance Committee shall consist of one member appointed by the Borrower and one member appointed by Rio Tinto. Each of the Borrower and Rio Tinto may terminate the appointment of any member appointed by it to the Finance Committee and appoint another person in his or her place. Each of the Borrower and Rio Tinto may appoint one or more alternates to act in the absence of one or more of its regular members. Any alternate so acting shall be deemed a member. Appointments by a party (including alternates) may be made or changed by notice to the other party. All decisions of the Finance Committee require unanimity.

Definitions:	Unless defined herein (including in the left-hand column) or the context otherwise requires, the definitions set out in the Private Placement Agreement between the Borrower and Rio Tinto made as of October 18, 2006, as amended, (the “PPA”) shall apply herein.

Section 2: Interest

Interest Payments:	Interest on the outstanding principal amount of the Facility (the “Loan”) will accrue from and after the Funding Date until the Facility is repaid in full. The Loan will bear interest during each three month period (each, an “Interest Period”) at the Interest Rate calculated on an actual over 360 days basis. The first Interest Period will commence on the Funding Date.

If no Default has occurred and is continuing on the last day of an Interest Period, the interest on the Loan then accrued will be added to the Loan.

If a Default has occurred and is continuing on the last day of an Interest Period, the interest on the Loan then accrued will be paid by the Borrower in immediately available funds to the Lender unless the Lender directs that such interest be added to the Loan.

Notwithstanding the foregoing, once US$108 million in interest on the Loan has been added to the Loan, all additional interest on the Loan will be paid by the Borrower in immediately available funds to the Lender.

If an interest payment is due on a non-Business Day, then interest on the Loan will be calculated to and payable on the following Business Day.

For greater certainty, interest on the Loan added to the Loan will not reduce the amount available for drawdown under the Facility.

Interest Rate:	The aggregate of LIBOR plus the Applicable Margin on the Loan.

LIBOR:	LIBOR means, in relation to each Interest Period, the rate per annum at which deposits in US dollars are offered in the London interbank market for a term comparable to such Interest Period, quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association at or about 11 am (London time) on the second business day in London prior to the first day of such Interest Period, and accessed through the appropriate Bloomberg page (or such other page as may replace such page on such service or system, or on another service or system designated by the British Bankers’ Association for the purpose of displaying the rates (expressed to five decimal places) at which dollar deposits are offered by leading banks in the London interbank market) provided that if no rate is quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association for such Interest Period, there shall be taken instead the arithmetic mean of the rates quoted to the Lender by three leading banks selected by the Lender in the London interbank market, at or about 11 am (London time) two business days in London before the first day of such Interest Period for the making of deposits in US dollars for a term comparable to such Interest Period, provided further that if no rate is quoted to the Lender by three leading banks selected by the Lender in the London interbank market, LIBOR shall be determined by the Lender acting reasonably.

Calculation Agent:	The Lender.

Applicable Margin:	3.3% per annum.

Default Rate:	If any amount payable by the Borrower is not paid when due (whether at the Maturity Date, by acceleration or otherwise), interest shall accrue on such unpaid amount at the aggregate of LIBOR, the then Applicable Margin and an additional margin of 2% per annum.

Expenses:	All reasonable expenses incurred by the Lender or Rio Tinto in the operation, enforcement and amendment of the Transaction Documents shall be for the account of the Borrower.

Commitment Fee:	There will be no separate commitment fee for the Facility.
Section 3: Conversion

Conversion Price:	US$10.00 per share (being the US$ equivalent of the five day volume-weighted average price of the Ivanhoe Shares on the TSX as of the date of this Heads of Agreement, using the September 10, 2007 Bank of Canada noon exchange rate), subject to customary adjustment for corporate actions.

Conversion:	All or part of the Loan Amount is convertible into Ivanhoe Shares at the Conversion Price at any time and from time to time upon three Business Days’ prior written notice by the Lender to the Borrower.

Automatic Conversion on the Maturity Date:	If the Loan Amount has not previously been repaid in full and no Default has occurred and is continuing, the Loan Amount will be automatically converted into Ivanhoe Shares on the Maturity Date at the Conversion Price.

Section 4: Transferability, Seniority & Security

Transaction	Prior to the Funding Date, the parties shall in good faith settle:
Documents:
(a) a definitive agreement relating to the Facility;

(b) a warrant certificate relating to the Series C Warrants;

(c) documentation to create and perfect the Security;

(d) an agreement relating to the Demand Repayment; and

(e) a PPA amending agreement.

For greater certainty, this Heads of Agreement shall form part of the Transaction Documents.

Ivanhoe Disclosure Letter:	On the date hereof, the Borrower shall deliver to Rio Tinto a disclosure letter relating the representations and warranties contained in this Heads of Agreement.

Governing Law:	All Transaction Documents shall be governed by British Columbia law, except that relevant Security documents shall be governed by applicable local law.

Transferability:	The Lender or Rio Tinto will have the right to assign and transfer to one or more persons all or a portion of its rights and obligations under any Transaction Document with the prior written consent of the Borrower, such consent not to be unreasonably withheld.

The Lender or Rio Tinto may assign its rights and transfer its obligation under any Transaction Document to any member of the Rio Tinto Group without the consent of the Borrower.

The Borrower will not be responsible to gross up and indemnify the Lender for any additional cost or liability for Taxes under this Heads of Agreement which arises after an assignment of rights or transfer of obligations which would not have arisen if the assignment or transfer had not occurred.

The Borrower may not assign its rights or transfer its obligation under any Transaction Document.

Seniority:	The Facility shall rank in priority to all other current and future indebtedness of the Borrower, save and except for indebtedness incurred or to be incurred in relation to its asset-backed commercial paper investments, provided that recourse in respect thereof is limited solely to such investments and not to any other assets of the Borrower. The Borrower shall ensure that its Subsidiaries do not incur any indebtedness, except for indebtedness incurred by non-Material Subsidiaries solely to finance their own businesses and operations, including, without limitation, project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of such non-Material Subsidiaries and not to the Borrower, any of the Material Subsidiaries or any of their respective assets.

Security:	The Security for the Facility will comprise:

(a) pledges of and first ranking charges over the shares of the Material Subsidiaries other than the OT Subsidiary and SouthGobi Energy Resources Ltd. and its subsidiaries;

(b) first ranking charge over the 2% net smelter returns royalty that the Borrower purchased from BHP Exploration; and

(c) a general security agreement between the Lender and the Borrower granting first ranking charges over all assets of the Borrower (except as provided in “Seniority” above).

If no Default has occurred and is continuing at such time, the Security shall terminate 60 days following the Approved OT Investment Contract Date. The Security shall also terminate upon the repayment or conversion in full of the Facility in accordance with the terms hereof.

Section 5: Operations Budget and Plan and Suspension Plan

Operations Budget and Plan:	The Operations Budget and Plan is to be prepared by and agreed between the Borrower and Rio Tinto, acting reasonably, prior to the Funding Date.

The Operations Budget and Plan will provide for use of the proceeds of the Facility on expenditures in respect of Operations at the OT Project.

It will also provide for use of up to US$17.5 million of the proceeds of the Facility on expenditures on or in relation to other projects located in Mongolia.

The Operations Budget and Plan may only be amended by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if Rio Tinto has appointed the Technical Committee Chair, the Operations Budget and Plan may be amended by a majority vote of the Technical Committee.

Suspension Plan:	The Suspension Plan is to be prepared by and agreed between the Borrower and Rio Tinto, acting reasonably, prior to the Funding Date.

The Suspension Plan will provide for the orderly cessation of Operations and the ongoing care and maintenance of the OT Project in the event that an OT Investment Contract is not achieved by a date to be determined by the Finance Committee (the “Suspension Date”). In such event, the Suspension Plan will supersede and replace the Operations Budget and Plan in relation to the OT Project (for greater certainty, the Operations Budget and Plan will continue to apply in respect of expenditures on or in relation to other projects located in Mongolia).

The Suspension Plan will also provide Rio Tinto with options over queue places for machinery and equipment ordered by the Borrower or its Material Subsidiaries but no longer required by it or them.

The Suspension Plan and the Suspension Date may only be amended by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if Rio Tinto has appointed the Technical Committee Chair, the Suspension Plan and the Suspension Date may be amended by a majority vote of the Technical Committee.
Section 6: Class C Warrants

Series C Warrants:	On the Funding Date, the Borrower will issue to Rio Tinto or such other member of the Rio Tinto Group as Rio Tinto may direct, and Rio Tinto or such member, as the case may be, will subscribe for, share purchase warrants (the “Series C Warrants”) exercisable to purchase an additional 35,000,000 Ivanhoe Shares for an aggregate subscription price of US$1,000. Subject to customary adjustment for corporate actions, each Series C Warrant will be exercisable to purchase one Ivanhoe Share at a price of US$10.00 per share (being the US$ equivalent of the five day volume-weighted average price of the Ivanhoe Shares on the TSX as of the date of this Heads of Agreement, using the September 10, 2007 Bank of Canada noon exchange rate) during the period commencing on the Funding Date and ending five years thereafter. At any time and from time to time and subject to customary adjustment for corporate actions, only such number of Series C Warrants as is equal to the number of Series C Warrants issued (whether or not outstanding) multiplied by the Funding Proportion may be exercised. The Funding Proportion is equal to the lesser of one and the result obtained by dividing (i) the sum of all drawdowns under the Facility (whether or not outstanding) and all interest on the Facility added to the outstanding principal amount of the Facility by (ii) US$350 million.

Use of Proceeds:	The Borrower shall apply not less than 90% of the proceeds from the exercise of the Series C Warrants to fund expenditures in respect of Operations.
Section 7: Covenants

Negative Covenants:	Until the Funding Date:

(a) the Borrower will not cause or permit an Adjustment Event to occur; and

(b) the Borrower will not issue any Ivanhoe Shares or Ivanhoe Convertible Shares except pursuant to an Exempt Ivanhoe Share Transaction.

Until three years after the Funding Date:

(a)  the Borrower will not, directly or indirectly, create or permit the creation of an Encumbrance on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than:

(i) a lien or right of set-off arising by operation of law;

(ii) any Encumbrance which is entered into pursuant to any Transaction Document;

(iii) any title retention provisions in a supplier’s standard conditions of supply contracts; and

(iv) any Encumbrance not falling within (i) to (iii) above which is consented to by Rio Tinto;

(b)  the Borrower will not, directly or indirectly, transfer the revenues or cash flows derived from the OT Project (including, without limitation, by way of royalties, technical fees or management fees) or any direct or indirect interest therein to any person;

(c) the Borrower will not, directly or indirectly, enter into any off-take contracts or marketing contracts with respect to the OT Project unless:

(i) the terms thereof have been approved in writing by Rio Tinto, acting reasonably; and

(ii) are with buyers or agents approved in writing by Rio Tinto, acting reasonably; and

(d)  the Borrower will not, directly or indirectly, transfer the whole or any part of any of the OT Project’s assets or properties to any person other than (i) a transfer to which the OT Right of First Refusal applies or (ii) the Borrower or a Material Subsidiary (other than SouthGobi Energy Resources Ltd. and its subsidiaries).

Until five years after the Funding Date, the Borrower will not, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Ivanhoe Shares or Ivanhoe Convertible Securities to a Strategic Purchaser if, following such acquisition, the Strategic Purchaser and all persons with whom the Strategic Purchaser is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, more than five per cent (5%) of the then issued and outstanding Ivanhoe Shares (the “Strategic Purchaser Covenant”). A Strategic Purchaser is a person who is not an Eligible Institutional Investor or a retail investor. Upon sixty (60) days notice to Rio Tinto, Ivanhoe may terminate the Strategic Purchaser Covenant.

Positive Covenants:
(a)  The Borrower will, and will ensure that its Material Subsidiaries, (i) comply with the provisions of the Operations Budget and Plan prior to the Suspension Date and the Suspension Plan on and after the Suspension Date and (ii) not restart Operations at the OT Project on or after the Suspension Date without the prior written approval of Rio Tinto.

(b)  The Borrower will, and will ensure that its Material Subsidiaries, take all actions necessary (including the making or delivery of filings and payment of fees) to (i) ensure that the Conditions to Funding are satisfied, (ii) comply with its obligations under the Transaction Documents and (iii) preserve and keep in full force and effect its existence and rights.

(c)  The Borrower will, and will ensure that its Material Subsidiaries, take all actions necessary (including the making or delivery of filings and payment of fees) to maintain the Security under the Security documents in full force and effect (including the priority thereof).

(d)  The Borrower will ensure that its payment obligations under the Transaction Documents rank senior to any other obligations except as expressly provided herein and for obligations mandatorily preferred by law applying to companies generally.

(e)  The Borrower will take all actions necessary to (i) maintain the listing or quotation of the Ivanhoe Shares on (A) the TSX and (B) the NYSE or NASDAQ s and (ii) maintain its status as a reporting issuer in a province of Canada not in default of Canadian Securities Laws.

(f) The Borrower will give the Lender immediate notice of each and every (i) Default and (ii) event that may give rise to a Mandatory Repayment.

(g) Upon and after the Funding Date, the Borrower will cause the OT Subsidiary to appoint a nominee of Rio Tinto as the Managing Director of the OT Subsidiary who:

(i) will report to the Technical Committee Chair;

(ii) will be responsible for the matters set out in a position description to be agreed by the Borrower and Rio Tinto on or before the Funding Date; and

(iii) may be replaced by Rio Tinto at any time and from time to time.

(h) Upon and after the Funding Date, the Borrower will cause the OT Subsidiary to appoint a nominee of Rio Tinto as the Finance Director of the OT Subsidiary who:

(i) will report to report to the Managing Director;

(ii) will be responsible for the matters set out in a position description to be agreed by the Borrower and Rio Tinto on or before the Funding Date; and

(iii) may be replaced by Rio Tinto at any time and from time to time.

For greater certainty, these Covenants shall survive any repayment, conversion or cancellation of the Facility.

Equity Financing Right of First Offer:	If, at any time and from time to time until five years after the Funding Date, the Borrower is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Ivanhoe Shares or Ivanhoe Convertible Securities to any person other than a member of the Rio Tinto Group in any transaction (an “Equity Financing Transaction”) other than an Exempt Ivanhoe Share Transaction, the Borrower must give notice (a “Financing Notice”) to Rio Tinto, identifying the contemplated form of the Equity Financing Transaction (e.g., prospectus offering or private placement) and the contemplated ultimate purchaser or purchasers (other than underwriters, agents and retail or de minimis purchasers) under the Equity Financing Transaction (e.g., strategic purchaser), and offering the equity financing to Rio Tinto on such bona fide arm’s length terms and conditions as the Borrower may determine. Upon receiving a Financing Notice, Rio Tinto or, at its direction, another member of the Rio Tinto Group, will have the right (the “Right of First Offer”) to acquire all or, if Ivanhoe has not terminated the Strategic Purchaser Covenant or given notice to Rio Tinto of its intention to terminate the Strategic Purchaser Covenant, part of the Ivanhoe Shares or Ivanhoe Convertible Securities specified in the Financing Notice for the cash consideration stipulated in the Financing Notice. Rio Tinto or, at its direction, another member of the Rio Tinto Group, may exercise the Right of First Offer by providing notice to the Borrower within 30 days of receipt by Rio Tinto of the Financing Notice (the “Exercise Period”). If Lender or its Affiliate, as applicable, exercises the Right of First Offer, then a binding agreement of purchase and sale will exist between Rio Tinto or its Affiliate, as applicable, and Ivanhoe with respect to the Ivanhoe Shares or Ivanhoe Convertible Securities specified in the Financing Notice for the consideration stipulated in the Financing Notice, and on the terms and conditions therein contained. If the Right of First Offer is not exercised prior to the expiry of the Exercise Period, the Borrower will have the right for a period of 60 days following the Exercise Period (the “Closing Period”) to issue the Ivanhoe Shares or Ivanhoe Convertible Securities specified in the Financing Notice to the person or persons named in the Financing Notice for cash consideration having a value equal to or higher than the value of the cash consideration for which the Borrower offered the Ivanhoe Shares or Ivanhoe Convertible Securities to Rio Tinto and on terms and conditions no less favourable to the Borrower than those set out in the Financing Notice. The Borrower may only deliver one Financing Notice to Rio Tinto in any 90 day period.

The Borrower specifically acknowledges that the Right of First Offer is an integral part of the transactions contemplated by this Heads of Agreement and agrees that the breach of any of the terms of the Right of First Offer would cause Rio Tinto irreparable harm that may not be compensable in damages. The Borrower further acknowledges and agrees that it is essential to the effective enforcement of this Heads of Agreement that Rio Tinto be entitled to equitable remedies including, but not limited to, specific performance and injunction without being required to show irreparable harm.

Section 8: Conditions to Funding

Funding Date:	October 5, 2007 or such later date as (i) all of the Conditions to Funding have been satisfied or waived (other than paragraph (c) of the Conditions to Funding) by the Lender and (ii) the initial drawdown notice has been given by the Finance Committee on behalf of the Borrower to the Lender, but not later than November 30, 2007.

Conditions to	Conditions to Funding the Facility:
Funding:

(a)  (corporate power) provision of the constating documents of the Borrower and the Material Subsidiaries (other than SouthGobi Energy Resources Ltd. and its subsidiaries) and evidence of all necessary corporate authorisations;

(b) (execution and delivery) execution and delivery of all Transaction Documents, including the perfection of Security, and the Shareholders’ Agreement amending agreement;

(c)  (approvals) evidence of all governmental and other approvals and consents in respect of the Transaction Documents including without limitation the approval of the TSX, NYSE and NASDAQ to the listing of all Ivanhoe Shares to be issued pursuant to the Transaction Documents;

(d) (representations and warranties) the representations and warranties of the Borrower contained herein are true as at the date of this Heads of Agreement and the Funding Date;

(e) (plans) the Operations Budget and Plan and the Suspension Plan are all in a form agreed by the Borrower and Rio Tinto;

(f) (position descriptions) the position descriptions for the Managing Director and the Finance Director of the OT Subsidiary are agreed by the Borrower and Rio Tinto;

(g) (legal opinions) the Lender and Rio Tinto shall have received satisfactory and customary legal opinions as to the Transaction Documents from the Borrower from each relevant jurisdiction;

(h)  (no default) no Event of Default or event which with the giving of notice, lapse of time or fulfillment of any condition would constitute an Event of Default (“Default”) shall have occurred and be subsisting; and

(i) (no material adverse effect) no event or circumstance giving rise to a Material Adverse Effect since the date of this Heads of Agreement shall have occurred.
Section 9: Representations and Warranties

Representations and Warranties:	The following representations and warranties of the Borrower are given at the date of this Heads of Agreement and will be repeated on the Funding Date and the date of each drawdown:

(a) The representations and warranties of the Borrower contained in Section 12.1 of the PPA replacing the words “this Agreement” therein with the words “the Transaction Documents”.

(b)  The representations and warranties of the Borrower contained in Section 12.2(a) to (h), (j) to (v), (gg) to (kk) and (nn) to (oo) of the PPA replacing the date “December 31, 2005” therein with the date “December 31, 2006” and replacing the words “this Agreement” therein with the words “the PPA”. In addition, for purposes of such representations and warranties, “Ivanhoe Disclosure Letter” means the Ivanhoe Disclosure Letter to be delivered by the Borrower to Rio Tinto upon the execution of this Heads of Agreement.

(c)  The Borrower is a “reporting issuer” not in default of its obligations under Canadian Securities Laws, and no material change relating to the Borrower (except in respect of the transactions contemplated by this Agreement) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis.

(d)  The Ivanhoe Shares to be issued upon the conversion of the Facility and the Ivanhoe Shares to be issued upon the exercise of the Series C Warrants have been duly reserved and approved by all requisite corporate action for issuance and will, when issued, be (i) duly and validly issued, fully paid and non-assessable and free of all Encumbrances and (ii) approved for listing or quotation on the TSX, the NYSE and NASDAQ .

(e) Its obligations under the Security documents to which it is a party rank senior to all its obligations except for obligations mandatorily preferred by law applying to companies generally.

(f) Each Security document confers the Security Interest it purports to confer (subject to any limitations on enforcement under law).

(g) No Default has occurred and is continuing.

(h) The Transaction Documents do not need to be stamped or registered.

(i) Neither a formal valuation nor minority approval is required for the transactions contemplated by the Transaction Documents under OSC Rule 61-501 or any other Applicable Law.

(j)  The Borrower has not, directly or indirectly, transferred the revenues or cash flows from the OT Project (including, without limitation, by way of royalties, technical fees or management fees) or any direct or indirect interest therein to any person.

(k) Except as permitted hereunder, the Borrower has not, directly or indirectly, entered into any off-take contracts or marketing contracts with respect to the OT Project.

(l) There are no Encumbrances, directly or indirectly, on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than:

(i) a lien or right of set-off arising by operation of law;

(ii) any Encumbrance which is entered into pursuant to any Transaction Document;

(iii) any title retention provisions in a supplier’s standard conditions of supply contracts; and

(iv) any Encumbrance not falling within (i) to (iii) above which is consented to by Rio Tinto.

(m)  Unless previously terminated in accordance with the terms thereof or by agreement of the parties thereto, the PPA, the Registration Rights Agreement and the Transaction Documents are in full force and effect.

The Borrower acknowledges that Rio Tinto and the Lender will rely on the representations and warranties set out above in completing the transactions contemplated by this Heads of Agreement and agrees that such representations and warranties will survive the date of this Heads of Agreement, the Funding Date and the date of each drawdown and will continue in full force and effect until two years from the Maturity Date.

Section 10: Events of Default

Events of Default:	In relation to the Borrower it will be an Event of Default if:

(a) Non-payment of any amount when due under any Transaction Document unless caused by a technical or administrative error and remedied within three Business Days of its due date.

(b)  Any representation and warranty made in any Transaction Document is incorrect or misleading in a material respect when made and, if capable of remedy, has not been remedied in a manner which is acceptable to the Lender within five Business Days of the representation and warranty being made.

(c)  A failure to comply with any obligation under the Transaction Documents or the PPA and such breach is not (if capable of remedy) remedied in a manner which is acceptable to the Lender within ten Business Days of the Lender notifying the Borrower of such non-compliance or, if earlier, the date of the Borrower becoming aware of such non-compliance.

(d)  Any indebtedness for money borrowed of the Borrower or any of its Subsidiaries in an amount in excess of US$1,000,000 (or its equivalent) in aggregate is not paid when due (taking into account any applicable grace period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date as a result of an event of default (however described).

(e)  An order is made or a resolution is passed for the winding-up of the Borrower or any Material Subsidiary or a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of its jurisdiction is appointed or if the Borrower or any Material Subsidiary is unable to pay its debts or stops, or suspends or threatens to stop or suspend payment as they fall due.

(f) The security constituted by any Security document does not or ceases to confer the Security interest it purports to create.

(g)  Any Transaction Document is repudiated (other than by the Lender) or is or becomes void or unenforceable against the Borrower or the PPA is terminated, repudiated (other than by Rio Tinto) or is or becomes void or unenforceable.

(h)  The Government of Mongolia takes, or states officially in writing to the Borrower or any of its Subsidiaries to that it intends to take, any step with a view to the revocation of any material license for the OT Project or the seizure, expropriation or nationalisation of the shares in any Material Subsidiary or any of their assets or revenues, unless within 60 days thereof, in the case of any such step taken, the Government of Mongolia cancels or otherwise undoes such step and, in the case of any such official statement, the Government of Mongolia officially retracts in writing such statement.

(i)  There occurs any acts of war (declared or undeclared), civil war, revolution, insurrection, or acts of terrorism in Mongolia which would reasonably be expected to have a Material Adverse Effect, unless within 60 days thereof, such occurrence did not, and would not reasonably be expected to continue to have, a Material Adverse Effect.

(j)  Any litigation, arbitration or administrative proceeding taking place against the Borrower, a Material Subsidiary or the OT Project is reasonably likely to have an adverse outcome and such outcome might have a Material Adverse Effect, unless within 60 days of the initiation thereof, such litigation, arbitration or administrative proceeding is either (i) dismissed or (ii) no longer reasonably likely to have an adverse outcome or such outcome no longer might have a Material Adverse Effect.

(k) The Ivanhoe Shares are delisted or suspended from trading for more than five days on (i) the TSX or (ii) the NYSE and NASDAQ.

(l) The Borrower ceases to be a reporting issuer in a province of Canada.

Upon the occurrence of an Event of Default (other than pursuant to clause (i) above), the Lender may at its option deliver a notice to the Borrower requiring the Loan Amount to be immediately repaid in full and cancelling the Facility.

Upon the occurrence of an Event of Default pursuant to clause (i) above, the Lender may at its option deliver a notice to the Borrower cancelling the Facility.

Material Adverse Effect:	The effect of any event or circumstance which in the opinion of the Lender:
(a) is or is likely to be materially adverse to the ability of the Borrower to perform or comply with any of its obligations under the PPA or any of the Transaction Documents;

(b) is or is likely to be materially prejudicial to the value of the assets secured by the Security documents;

(c) is or is likely to be materially prejudicial to the business, operations or financial condition of the Borrower or any of the Material Subsidiaries; or

(d)  is or is likely to be materially adverse to the ability of the Borrower or any of the Material Subsidiaries to develop and operate the OT Project in a manner which is consistent with the information contained in the Operations Budget and Plan.

Section 11: PPA Amendments

PPA Amendments:	The amendments to the PPA entitled “Approved OT Investment Contract Date” and “Second Closing Conditions for the Benefit of Ivanhoe” will become effective on the execution of this Heads of Agreement. The remaining amendments to the PPA will become effective on the Funding Date.

Approved OT Investment Contract Date:	The definition of “Approved OT Investment Contract Date” in Section 1.1 of the PPA is hereby deleted in its entirety and replaced as follows:
““Approved OT Investment Contract Date” means the latest of (i) the date upon which Ivanhoe, or a Subsidiary of Ivanhoe, enters into the Approved OT Investment Contract, (ii) the date upon which the Ivanhoe board of directors approves the Approved OT Investment Contract and (iii) the date upon which Rio Tinto notifies Ivanhoe that the Approved OT Investment Contract is acceptable.”

OT Project Right of First Refusal:	Section 7.2 of the PPA is hereby deleted in its entirety and replaced as follows:
“The OT Right of First Refusal will be inoperative unless, at the time that Ivanhoe proposes to enter into an OT Disposal Transaction, Rio Tinto and its Affiliates beneficially own (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Ivanhoe Shares that is equal to or greater than the First Tranche Private Placement Shares.”

Technical Committee:	Upon completion of the Second Tranche Private Placement, all references to “fifth (5th)” in Sections 8.4, 8.5 and 8.7 of the PPA will be replaced with “third (3rd)”.

Paragraph 8.2(b) of the PPA is hereby deleted in its entirety and replaced as follows:

“at any time after the earlier of,

(i) the Second Closing Date, or

(ii) the third (3rd) anniversary of the First Closing Date,

Rio Tinto and its Affiliates beneficially own (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Ivanhoe Shares that is less than the First Tranche Private Placement Shares.”

Ivanhoe Share Acquisitions and	Paragraph 6.1(b) of the PPA is hereby deleted in its entirety and replaced as follows:
Disposition:	“prior to having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Ivanhoe Shares or Ivanhoe Convertible Securities (other than Ivanhoe Shares or Ivanhoe Convertible Securities acquired through an issuance made by Ivanhoe or, with the consent of the Ivanhoe, from Robert M. Friedland or any of his Affiliates) representing, in the aggregate, more than six and sixty five-hundredths per cent (6.65%) of the then issued and outstanding Ivanhoe Shares from time to time; or”

Paragraph 6.1(c) of the PPA is hereby deleted in its entirety and replaced as follows:

“after having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Ivanhoe Shares if, following such acquisition, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, (excluding, for greater certainty, any Ivanhoe Shares issuable upon the conversion, exchange or exercise of any Ivanhoe Convertible Securities) more than forty six and sixty five-hundredths per cent (46.65%) of the then issued and outstanding Ivanhoe Shares.”

If Ivanhoe has terminated the Strategic Purchaser Covenant or given notice to Rio Tinto of its intention to terminate the Strategic Purchaser Covenant and, as a result of the exercise of the Right of First Offer, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, (assuming the conversion, exchange or exercise of all Ivanhoe Convertible Securities held by them) more than forty six and sixty five-hundredths per cent (46.65%) of the then issued and outstanding Ivanhoe Shares, Section 6.1 of the PPA shall be deleted in its entirety.

If, at any time, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, (assuming the conversion, exchange or exercise of all Ivanhoe Convertible Securities held by them) more than forty six and sixty five-hundredths per cent (46.65%) of the then issued and outstanding Ivanhoe Shares, Sections 6.4 and 6.5 of the PPA shall not apply to the Transfer of any Ivanhoe Shares by any of them provided that after such Transfer the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert continue to beneficially own or exercise control or direction, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, (assuming the conversion, exchange or exercise of all Ivanhoe Convertible Securities held by them) more than forty five per cent (45%) of the then issued and outstanding Ivanhoe Shares.

Pre-emptive Warrant Rights:	Section 5.6 of the PPA is hereby deleted in its entirety and replaced as follows:
“If, at any time prior to the exercise or expiry of all of the Series A Warrants and Series B Warrants, Rio Tinto exercises its right to purchase all or part of the Anti-Dilution Ivanhoe Shares to which it is entitled, Rio Tinto will also be entitled to receive, for no additional consideration, a number of additional share purchase warrants (the “Anti-Dilution Ivanhoe Warrants”) that would result in Rio Tinto having the right to acquire, pursuant to the exercise or conversion of all outstanding Ivanhoe Convertible Securities beneficially owned by one or more members of the Rio Tinto Group, a number of Ivanhoe Shares that, upon issuance, would represent the same percentage of the outstanding Ivanhoe Shares that Rio Tinto would have beneficially owned if all of the then outstanding Ivanhoe Convertible Securities beneficially owned by one or more members of the Rio Tinto Group had been fully exercised immediately before the issuance of the Dilutive Ivanhoe Shares and Anti-Dilution Ivanhoe Shares. Each Anti-Dilution Ivanhoe Warrant will entitle Rio Tinto to purchase one (1) Ivanhoe Share at a price equal to the issue price per share of the Anti-Dilution Ivanhoe Shares. If, when the Anti-Dilution Ivanhoe Warrants are issued, any Series A Warrants remain unexercised and outstanding, that number of the Anti-Dilution Ivanhoe Warrants bearing the same proportion as such outstanding number of Series A Warrants bears to the total number of Series A Warrants and Series B Warrants outstanding will have the same terms and attributes as the Series A Warrants and the remainder of the Anti-Dilution Ivanhoe Warrants will have the same terms and attributes as the Series B Warrants, provided that notwithstanding the foregoing the expiry date of the Anti-Dilution Ivanhoe Warrants shall be at least one (1) year from the date of issuance.”

Second Closing Conditions for the Benefit of Ivanhoe:	The first reference to “First Closing Date” in Section 13.4 of the PPA will be replaced with “Second Closing Date”.
This Heads of Agreement sets out the material terms and conditions of the Facility and the other matters described herein and constitutes a binding agreement between Rio Tinto and the Borrower.
[INTENTIONALLY BLANK]

This Heads of Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Heads of Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Heads of Agreement by such party.
IN WITNESS WHEREOF, the parties hereto have executed this Heads of Agreement as of the date first above written.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By	/s/ Ian Ratnage

Title: Director

IVANHOE MINES LTD.

By	/s/ Peter Meredith

Title: Deputy Chairman